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August 11, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Energy & Transportation
100 F Street, N.E.
Washington, DC 20549

Attention:	Jeanne Baker
Brian Cascio
Jordan Nimitz
Jason Drory

Re:	10X Capital Venture Acquisition Corp. II
Amendment No. 1 to Registration Statement on Form S-4
Filed June 30, 2023
File No. 333-269342

To the addressees set forth above:

On behalf of 10X Capital Venture Acquisition Corp. II (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to Registration Statement on Form S-4 (the “Amended Form S-4”), filed on June 30, 2023. Concurrently with its submission of this letter to the Staff, the Company has filed Amendment No. 2 to the Form S-4 (the “Amendment No. 2”) with the Commission through its EDGAR system.

Set forth below are the responses of the Company to the comments in the Staff’s letter to the Company, dated July 28, 2023, relating to the Amended Form S-4. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in Amendment No. 2.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

August 11, 2023

Amendment No. 1 to Registration Statement on Form S-4

Q: Did the 10X II Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with . . ., page xiii

1.	We note your response to our prior comment 3. Please revise your Q&A to clearly state that Canaccord Genuity is not expressing any opinion as to the fairness of the transaction to the holders of any class of securities, creditors or other constituencies of the Company or AFRAG.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page xiii of Amendment No. 2.

Q: What equity stake will current 10X II shareholders and current equity holders of AFRAG hold in AFRAG PubCo..., page xiv

2.	We note your revised disclosure in response to prior comment 4 and reissue in part. Please expand your tabular disclosure to reflect the possible sources of dilution that non-redeeming 10X II public stockholders could experience from outstanding warrants. We note “there is outstanding an aggregate of 6,884,908 warrants to acquire ordinary shares.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages xiv – xv, 9 – 10. 103 – 104 and 172 – 173 of Amendment No. 2.

3.	We note your disclosure here that Scenario 1 assumes “no redemptions.” Please revise your disclosure throughout your registration statement to clarify that Scenario 1 depicts no “additional” redemptions and quantify the significant amount of redemptions to date.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages xiv, xxvi, 9, 17, 28, 30, 59, 103 and 172 of Amendment No. 2.

4.	We note that Vellar Opportunity Fund SPV LLC (“Vellar”) may purchase shares pursuant to a Forward Purchase Agreement with you and AFRAG. Please revise your tabular disclosure to identify Vellar for each applicable scenario presented where Vellar intends to purchase shares.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages xiv – xv, 9 – 10. 103 – 104 and 172 – 173 of Amendment No. 2.

5.	We note your disclosure elsewhere that on May 3, 2023, the AFRAG Sponsor Promissory Note was amended. We further note, as part of this amendment, AFRAG agreed to issue to the AFRAG Sponsor Promissory Note holder a number of shares of the AFRAG’s Common Stock equal to the number of Class B ordinary shares of 10X II transferred to investors in connection with any past or future extensions of the deadline by which 10X II must consummate an initial business combination. Please update your table at the bottom of page xv to account for this or otherwise advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure in footnote (g) on pages xvi, 11, 105 and 173 of Amendment No. 2.

August 11, 2023

Q: What happens if a substantial number of the public shareholders vote in favor of the Business Combination Proposal and exercise . . ., page xxvi

6.	We note that you replaced the redemption-related labels in the columns of your chart on page xxvii with “Scenario 1”, “Scenario 2”, etc. Please revise these labels or provide additional narrative disclosure to make clear the redemption and forward purchase scenarios these columns contemplate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages xxvi – xxvii of Amendment No. 2.

Forward Purchase Agreement, page 8

7.	We note your response to prior comment 7 and reissue. Your response appears inconsistent with your disclosure and prior press release dated November 2, 2022. We note your response indicates the “relevant tender offer commenced on November 3, 2022, the date the Company and AFRAG announced the AA Merger Agreement.” However, we note that 10X Capital Venture Acquisition Corp. II appears to have released a press release titled “AFRICAN AGRICULTURE, A GLOBAL FOOD SECURITY AND SUSTAINABILITY COMPANY, TO LIST ON NASDAQ VIA PLANNED MERGER WITH 10X CAPITAL VENTURE ACQUISITION CORP II (NASDAQ: VCXA)” on November 2, 2022. In addition, we note your response states that “Vellar will not purchase any shares at any time on or before the Redemption Deadline.” Please provide the Staff with the specific provisions of the agreement that do not allow Vellar to purchase shares at any time on or before the Redemption Deadline. We note that Exhibit 10.4 states that Vellar can purchase 10X II shares “through a broker in the open market.”

Response: The Company respectfully informs the Staff that the Forward Purchase Agreement was entered into prior to the announcement of the AA Merger Agreement on November 2, 2022. In response to the Staff’s comment, the Company has revised the disclosure on pages 8 – 9 of Amendment No. 2. In addition, the Company respectfully informs the Staff that, at the time of the execution of the Forward Purchase Agreement, the parties to the agreement understood and were in agreement that Vellar would not purchase any shares of the Company prior to the redemption deadline set forth in the proxy statement/prospectus related to the Company’s shareholder meeting to vote to approve the Business Combination and that the purpose of the agreement was for Vellar to purchase Class A ordinary shares from third parties through a broker in the open market following the redemption deadline set forth in the proxy statement/prospectus related to the Company’s shareholder meeting to vote to approve the Business Combination and prior to the time of the Company’s shareholder meeting to vote to approve the Business Combination.

The fairness opinion obtained in connection with the Business Combination will not reflect changes in circumstances..., page 45

8.	Please revise your risk factor disclosure here and in your Q&A section to disclose Canaccord Genuity’s fairness opinion was partially based on financial projections provided by AFRAG and disclose that (i) the actual results for 2022 were materially different than projected, (ii) AFRAG currently expects its 2023 actual results to differ materially from the 2023 forecasts provided herein and (iii) AFRAG’s actual results for 2024 through 2027 may also differ materially from the 2024 through 2027 forecasts provided herein.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages xiii and 46 of Amendment No. 2.

Covenants of AFRAG, page 98

9.	We note your response to prior comment 50. Please update your disclosure here to clarify that the Offtake Agreement has not been executed to date or otherwise advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 99 of Amendment No. 2.

August 11, 2023

Background to the Business Combination, page 108

10.	We note your response to our prior comment 13 and reissue in part. You still refer to representatives of AFRAG or 10X II or the 10X II Board without identifying the representatives involved. Please revise this section to identify the “representatives” or “advisors” of AFRAG and 10X II, or confirm that you mean all members of the board or executive officers, as applicable.

Response: The Company respectfully informs the Staff that it has revised the disclosures on pages 109 – 115 of Amendment No. 2 to identify the key representatives of AFRAG and 10X II, including each instance where representatives included management of 10X II or AFRAG. The Company does not consider employees of 10X Capital, which as an affiliate of the Sponsor supports 10X II, as “key” representatives, and their names would not be material to shareholders. The Company also does not consider employees of outside advisors such as legal counsel or financial advisors as “key” representatives and have excluded such names.

11.	We note your revisions in response to our prior comment 14 and reissue in part. We note that after holding several teleconferences and/or in-person meetings with over 20 potential target companies, you entered into confidentiality agreements with 5. Please disclose the following:

●	the criteria with which you narrowed the potential target companies from 20 potential

●	companies to 5;

●	whether AFRAG was one of the five potential targets you initiated business combination discussions with after the termination of the PrimeBlock Merger Agreement;

●	the size and material attributes of the each of five potential targets, including their industries;

●	the extent of due diligence or substantive negotiations with the other potential targets, including any valuation discussions; and

●	the dates in which you first initiated conversations with each target company, the dates you terminated discussions and the reasons for deciding not to pursue a business combination with those target companies.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 110 of Amendment No. 2.

12.	We note your revisions in response to our prior comment 19 and reissue in part. Please clarify when you first received the financial model and when the financial model was provided to the 10X II Board.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 113 of Amendment No. 2.

13.	We note your revisions in response to our prior comment 16 and reissue in part. Please disclose how the parties arrived at the $450 million valuation that was included in 10X II’s initial proposal to AFRAG’s board of directors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 113 of Amendment No. 2.

August 11, 2023

Negotiations with AFRAG, page 110

14.	Please revise your disclosure to state who proposed the Forward Purchase Agreement with Vellar and describe the concerns the agreement was intended to address. In addition, please revise your disclosure here to clarify the “Share Consideration” and discuss how it was negotiated or otherwise advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 108 – 109 and 115 – 116 of Amendment No. 2.

Certain AFRAG Projected Financial Information, page 124

15.	In light the material differences between AFRAG’s prior projections and actual results for 2022, please disclose whether 10X II still believes that the projections, and the fairness opinion that partially relies on those projections, are reasonable.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 126 and 130 of Amendment No. 2.

16.	We note your disclosure that “[b]eyond the challenge of raising capital, management of AFRAG believes, and is supported by the views of alfalfa, agriculture, and irrigation experts such as Professor Dan Putnam and Professor Fred Ziarai, that the ability to expand the production of the hectarage over the projected timeframe, while requiring considerable execution and experience, is achievable with a reasonable confidence level.” Please revise your disclosure to clarify how the professors supported AFRAG’s belief they would be expand production or otherwise advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 127 of Amendment No. 2.

17.	We note your updated disclosure here that “management of AFRAG felt confident in the ability to make assumptions regarding the alfalfa yield per hectare and the number of cuts expected per annum in [its] initial projected years.” Please disclose the assumptions used in the “initial projected years” and describe how the assumptions changed as AFRAG management projected out to 2027 or otherwise advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 127 of Amendment No. 2.

18.	We note your disclosure that the “later years in the projections assume that AFRAG will develop acreage beyond the existing footprint in Senegal.” Please revise your disclosure to clarify what you mean by “later years.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 128 of Amendment No. 2.

19.	We note your disclosure that the “[p]rojections for 2022 and the following years also assumed an influx of capital as a result of the Business Combination with 10X and other financings following the consummation of that transaction.” Please update your disclosure to describe the amount of “influx of capital” the projections were based on. We note your disclosure elsewhere that as a result of the transactions contemplated by the Merger Agreement in certain scenarios depicted you expect to have “$0 in cash on hand on [your] balance sheet.” In addition, we note your disclosure that “AFRAG management remains confident in the projections on a going forward basis once the Business Combination with 10X is consummated, albeit on a rolled forward basis.” Please clarify what you mean when you state “albeit on a rolled forward basis.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 129 of Amendment No. 2.

August 11, 2023

U.S. Federal Income Tax Considerations, page 152

20.	We note your response to prior comment 6 and reissue. We note you have included a “short-form” tax opinion as Exhibit 8.1 to the Registration Statement. Please revise this section to state clearly that the disclosure is the opinion of named counsel, and to ensure that the disclosure clearly identifies and articulates the opinion being rendered with respect to each material tax consequence being opined upon. For guidance, refer to Section III.B.2 of Staff Legal Bulletin 19.

Response: The Company respectfully acknowledges the Staff's comment and is revising the disclosure on pages xx, 75, 76, 154, 155, 159 and 165 of Amendment No. 2 as well as the "short-form" tax opinion filed as Exhibit 8.1 to the Registration Statement to state explicitly that the disclosure is the opinion of the named counsel, subject to the customary qualifications, assumptions and limitations described therein.

Unaudited Pro Forma Condensed Combined Financial Information, page 167

21.	Please show us where you revised your disclosures to address prior comment 31. In this regard, it is not clear whether or not an expense was recognized for the fair value of the 794,088 Class B shares the Sponsor agreed to transfer to each Anchor Investor. Refer to SAB Topic 5T.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 169 of Amendment No. 2.

The Forward Purchase Agreement, page 168

22.	We note your revisions made in response to prior comment 29 and have the following comments:

●	Please clarify whether or not Vellar is obligated to purchase shares under the Forward Purchase Agreement. In this regard, we note your statement in the first paragraph under this heading that, “Pursuant to the Forward Purchase Agreement, Vellar may, but is not obligated to, purchase...” However, we also note your statement in the penultimate paragraph under this heading that, “The Forward Purchase Agreement is intended to provide AFRAG PubCo with additional issued and outstanding shares and cash (in the short-term) following the closing of the Business Combination because it obligates Vellar to purchase public shares from 10X II’s shareholders.” Please address this apparently discrepancy in your disclosures; and

●	Please more fully explain your obligation related to the provision that “...10X II will pay to Vellar, out of funds held in its account, an amount (the “Prepayment Amount”) equal to (x) the pre-share redemption price (the “Initial Price”) multiplied by (y) the number of Recycled Shares on the date of such prepayment...” and how such obligation is reflected in the pro forma financial statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 170 – 172 of Amendment No. 2.

August 11, 2023

Note 2(E), page 179

23.	We note that the Company expects to pay the accounts payable balances shortly after closing with funds under the SEPA. Please address the need to reflect the issuance of shares for such funding in your pro forma financial statements.

Response: The Company respectfully informs the Staff that it intends to maintain flexibility to defer or pay such accounts payable balances and the Company has revised the disclosure on page 181 of Amendment No. 2 accordingly.

Note 2(H), page 179

24.	We note your response to prior comment 40 and reissue it in part. For the scenarios presented in which Vellar does not sell the shares prior to closing and/or prior to maturity, explain how you have determined the fair value of your obligation to repurchase the shares at the redemption price in addition to the $2.00 per share required for those shares not sold prior to maturity. In this regard, we note your disclosure elsewhere that immediately following the Closing, if any shares are purchased pursuant to the Forward Purchase Agreement, 10X II will need to prepay Vellar an amount equal to the number of shares to be purchased by Vellar times the redemption price, and, as a result, 10X II’s cash reserves would be reduced significantly. In plain English, address how you determine the redemption amount given the stated terms that “10X II will pay to Seller, out of funds held in its account, an amount (the “Prepayment Amount”) equal to (x) the pre-share redemption price (the “Initial Price”) multiplied by (y) the number of Recycled Shares on the date of such prepayment. At the option of 10X II, up to 10% of such Prepayment Amount may be paid to 10X II and netted from the Prepayment Amount (the “Prepayment Shortfall”).” To facilitate the understanding of the amounts reflected in the pro formas, with reference to the specific terms of the agreement, provide the calculation of your liability under each scenario.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 181 – 182 of Amendment No. 2. The Company respectfully clarifies that the fee due at the time of maturity of the Forward Purchase Agreement is a fixed formula as of the date hereof: (x) (a) the Maximum Number of Shares, less (b) the Terminated Shares, multiplied by (y) $2.00. Vellar, in turn, is obligated to return to the Company the number of shares it holds at maturity equal to (a) the Maximum Number of Shares, less (b) the Terminated Shares.

25.	We note your last sentence that Vellar has three years following the consummation of the Business Combination to sell such shares into the market, or at the end of such term, to the Company. Please clarify if Vellar must wait until the end of the term to sell back to the Company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 182 of Amendment No. 2.

August 11, 2023

Note 2(cc), page 180

26.	We have the following comments regarding Adjustment (cc);

●	Under the heading “Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations For the Three Months Ended March 31, 2022” appears duplicative of adjustment (cc) under the heading “Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations For the Year Ended March 31, 2022”. Address the need to eliminate this adjustment. Refer to Rule 11- 02(a)(6)(i)(B) of Regulation S-X which indicates that adjustments presented in the pro forma statements of operations should assume that the transaction occurred at the beginning of the fiscal year presented;

●	Confirm that these transaction costs were incurred after March 31, 2023 (the latest balance sheet presented); and

●	Revise the heading “Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations For the Year Ended March 31, 2022” to read “Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations For the Year Ended December 31, 2022”.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 182 of Amendment No. 2.

Notes 2(dd), page 180

27.	Please explain how you calculated the change in the FPA liability in each period presented. We also note that you have referred to (ee) as the related note for the change in the FPA value on page 176. It appears that reference should be (dd).

Response: The Company respectfully informs the Staff that the change in the FPA liability for the statement of operations for the three months ended March 31, 2023 is equal to the related adjustment on the balance sheet. For the statement of operations for the year ended December 31, 2022, the change in the FPA liability is equal to the related adjustment on the balance sheet less the amount on 10X’s historical statement of operations. In response to the Staff’s comment, the Company has revised the disclosure on page 182 of Amendment No. 2.

The Forward Purchase Agreement, page 202

28.	We note your revisions in response to our prior comment 47 and reissue in part. Please update your disclosure to describe the Penalty Share provision, whereby Vellar may receive such number of Shares equal to 225% of the Maturity Shares (the “Penalty Shares”) if certain conditions are to occur.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 205 of Amendment No. 2.

Information about AFRAG Company Overview, page 208

29.	We note your revisions in response to our prior comment 49 and reissue. Please revise your disclosure to clearly state that an auditor has expressed substantial doubt as to AFRAG’s ability to continue as a going concern and to quantify your history of net losses.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 34 and 210 of Amendment No. 2.

Relative Logistics, page 220

30.	We note that you have not received any current, capital commitments to advance your plans to construct a solar power plant. Please revise your disclosure to describe your “existing power sources” and whether they are sufficient to support your current or future power needs. In addition, to the extent your “existing power sources” are not adequate to meet the needs of your planned expansion, please disclose the extent to which the completion of the power point was assumed into AFRAG’s projections.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 222 of Amendment No. 2.

*********

August 11, 2023

Any comments or questions regarding the foregoing should be directed to the undersigned at +44.20.7710.3098 or j.david.stewart@lw.com. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ J. David Stewart
J. David Stewart
of LATHAM & WATKINS LLP

Enclosures

cc:	Hans Thomas, 10X Capital Venture Acquisition Corp. II

Alan Kessler, African Agriculture, Inc.

Ryan J. Maierson, Latham & Watkins LLP